Exhibit 99.4

[RUSSIAN TRANSLATION]	SHARE PURCHASE AGREEMENT No. E/T-03-01 Moscow, Russia August, 27, 2003

This Share Purchase Agreement (this “Agreement”) is entered into by and between Eco Telecom Limited, a company organized and existing under the laws of Gibraltar (the “Purchaser”) and Telenor East Invest AS, a company organized and existing under the laws of Norway (the “Seller” and, together with the Purchaser, collectively, the “Parties”). The Parties hereby agree as follows:

1. Subject of the Agreement

The Seller agrees to sell, and the Purchaser agrees to purchase, 34 (thirty four) registered shares of preferred stock of the Open Joint Stock Company “VimpelCom-Region” (the “Issuer”), with a nominal value of 20 Rubles per share, registration No. 3-02-16038-N, registration date December 19, 2001 (the “Shares”).

2. Obligations of the Parties and Incorporation of the Primary Agreement by Reference

The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Seller, the Purchaser, Open Joint Stock Company “Vimpel-Communications” and the Issuer (the “Primary Agreement”). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.09, which shall not be incorporated into this Agreement.

Exhibit 99.4

[RUSSIAN TRANSLATION]	3. Share Transfer

Concurrently with the execution of this Agreement, the Seller shall execute a share transfer order (the “Transfer Order”), as established by Russian law and required by the holder of the share registry of the Issuer (“Registrar”). The Seller shall deliver a duly executed Transfer Order to the Registrar in order for the transfer of the Shares from the Seller to the Purchaser to be registered in the share registry of the Issuer.

4. Price

The Price of Shares’ purchase shall be 20 (twenty) Rubles per share.

The total purchase price of the Shares shall be 680 (six hundred eighty) Rubles.

5. Settlements

All settlements under this Agreement shall be made in US dollars according to the procedure established by Russian law. If Russian law prohibits making such settlements in US dollars, all settlements shall be made in rubles at the Central Bank of the Russian Federation exchange rate effective on the date prior to the date of settlements.

6. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

7. Arbitration

Any and all disputes and controversies arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

8. Counterparts and Language

This Agreement is being executed in seven originals, and the Parties agree that in the event of a

Exhibit 99.4

[RUSSIAN TRANSLATION]	discrepancy between the English and the Russian language versions, the English language version shall prevail.

9. Term

This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

Exhibit 99.4

[RUSSIAN TRANSLATION]	IN WITNESS WHEREOF, this Share Purchase Agreement has been duly executed and delivered by each Party hereto this 27th day of August, 2003.

PURCHASER

ECO TELECOM LIMITED

	By	/s/ PAVEL KULIKOV
	Name:	Pavel Kulikov
	Title:	Attorney-in-Fact

SELLER

TELENOR EAST INVEST AS

	By	/s/ FRIDTJOF RUSTEN
	Name:	Fridtjof Rusten
	Title:	Attorney-in-Fact

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